UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 28, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

RESIGNATION OF DIRECTOR AND CHANGES TO THE COMPOSITION OF HARMONY’S BOARD COMMITTEES
Johannesburg, Tuesday, 28 June 2022. Harmony Gold Mining Company Limited (“Harmony” or the “Company”), hereby advises in compliance with paragraph 3.59 of the JSE Limited Listings Requirements, the resignation of Mr Modise Motloba as a non-independent non-executive director and member of the technical-, investment-, nomination- as well as the social and ethics committees of the company with effect from 27 June 2022. Mr Motloba has served as a member of the board since 2004.

Mr Motloba’s resignation is in continuation of the board’s transition plan to ensure that its composition and functioning is in line with global best practices.

“I would like to express my gratitude and that of the board to Modise for his contribution to the growth, transformation and sustainability of Harmony. Modise, as deputy chairman, has played a pivotal role in strengthening Harmony’s leadership to create stakeholder value. We wish Modise success in his future endeavours,” said Dr Patrice Motsepe, chairman of the board.

Ends.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

Johannesburg, South Africa
28 June 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 28, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director